

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

James G. Dempsey
Executive Vice President and Chief Financial Officer
Frontier Group Holdings, Inc.
4545 Airport Way
Denver, CO 80239

      Re: Frontier Group Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2021
           Filed February 23, 2022
           File No. 1-40304

Dear Mr. Dempsey:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Tony Richmond